Form 10-K, Exhibit 13
period 2006-12-31
SOUTHERN COMMUNITY BANCSHARES INC /GA
filed 2007-04-02
CIK 1171017

EXHIBIT 13
SOUTHERN COMMUNITY
BANCSHARES, INC.
AND SUBSIDIARY
CONSOLIDATED FINANCIAL REPORT
DECEMBER 31, 2006

SOUTHERN COMMUNITY BANCSHARES, INC.
AND SUBSIDIARY
CONSOLIDATED FINANCIAL REPORT
DECEMBER 31, 2006
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated balance sheets	2
Consolidated statements of income	3
Consolidated statements of comprehensive income	4
Consolidated statements of shareholders’ equity	5
Consolidated statements of cash flows	6-7
Notes to consolidated financial statements	8-31

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
Southern Community Bancshares, Inc. and Subsidiary
Fayetteville, Georgia
     We have audited the accompanying consolidated balance sheets of Southern Community Bancshares, Inc. and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southern Community Bancshares, Inc. and subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
/s/ Mauldin & Jenkins, LLC
Atlanta, Georgia
March 30, 2007

SOUTHERN COMMUNITY BANCSHARES, INC.
AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2006	2005
Assets
Cash and due from banks	$5,029,384	$6,061,522
Interest bearing deposits in banks	741,012	624,508
Federal funds sold	13,747,000	2,607,000
Securities available for sale, at fair value	55,368,977	53,390,782
Restricted equity securities, at cost	2,669,900	1,891,700

Loans	293,223,692	253,954,205
Less allowance for loan losses	3,051,229	3,000,956

Loans, net	290,172,463	250,953,249

Premises and equipment	9,372,877	9,595,753
Other assets	9,232,642	8,724,690

Total assets	$386,334,255	$333,849,204

Liabilities and Shareholders’ Equity

Deposits Noninterest-bearing	$36,833,998	$32,008,840
Interest-bearing	254,955,724	229,630,366

Total deposits	291,789,722	261,639,206

Federal Home Loan Bank advances	44,500,000	30,000,000
Securities sold under repurchase agreements	12,913,674	13,163,086
Subordinated debentures	10,929,000	5,774,000
Other liabilities	1,753,246	1,733,077

Total liabilities	361,885,642	312,309,369

Commitments and contingencies (Note 14)

Shareholders’ equity Capital stock, no par value; 10,000,000 shares authorized; 2,592,894 and 2,587,081 shares issued and outstanding, respectively	16,171,236	16,073,993
Retained earnings	8,816,424	6,320,807
Accumulated other comprehensive loss	(539,047)	(854,965)

Total shareholders’ equity	24,448,613	21,539,835

Total liabilities and shareholders’ equity	$386,334,255	$333,849,204

See Notes to Consolidated Financial Statements.

SOUTHERN COMMUNITY BANCSHARES, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
	2006	2005	2004
Interest income
Loans, including fees	$24,098,725	$16,647,627	$11,215,484
Taxable securities	2,206,331	1,726,004	1,827,419
Nontaxable securities	529,776	456,336	379,233
Federal funds sold	429,142	313,198	130,289
Interest bearing deposits in banks	59,115	33,478	17,633

Total interest income	27,323,089	19,176,643	13,570,058

Interest expense
Deposits	10,345,029	6,305,563	3,850,358
Other borrowings	2,417,843	1,466,637	814,636

Total interest expense	12,762,872	7,772,200	4,664,994

Net interest income	14,560,217	11,404,443	8,905,064
Provision for loan losses	2,877,000	1,415,660	1,031,121

Net interest income after provision for loan losses	11,683,217	9,988,783	7,873,943

Other income
Service charges on deposit accounts	831,947	615,705	461,262
Gain on sale of securities available-for-sale	39,614	106,121	85,416
Income from life insurance policy	495,088	—	—
Other operating income	282,808	74,235	66,766

Total other income	1,649,457	796,061	613,444

Other expenses
Salaries and employee benefits	5,607,920	4,479,416	3,426,141
Equipment and occupancy expenses	1,669,284	1,247,250	814,069
Other operating expenses	2,781,488	2,376,001	1,805,418

Total other expenses	10,058,692	8,102,667	6,045,628

Net income before income taxes	3,273,982	2,682,177	2,441,759
Income tax expense	778,365	815,304	761,436

Net income	$2,495,617	$1,866,873	$1,680,323

Basic earnings per share	$0.96	$0.72	$0.65

Diluted earnings per share	$0.93	$0.70	$0.63

Dividends declared per share	$—	$—	$—

See Notes to Consolidated Financial Statements.

SOUTHERN COMMUNITY BANCSHARES, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2006	2005	2004
Net income	$2,495,617	$1,866,873	$1,680,323

Other comprehensive income (loss):

Unrealized holding gains (losses) on securities available-for-sale arising during period, net of tax (benefits) of $208,679, $(328,957) and $84,959, respectively	340,479	(536,720)	138,619

Reclassification adjustment for gains realized in net income, net of taxes of $15,053, $40,326 and 32,458, respectively	(24,561)	(65,795)	(52,958)

Other comprehensive income (loss)	315,918	(602,515)	85,661

Comprehensive income	$2,811,535	$1,264,358	$1,765,984

See Notes to Consolidated Financial Statements.

SOUTHERN COMMUNITY BANCSHARES, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

				Accumulated
				Other	Total
	Capital Stock		Retained	Comprehensive	Shareholders’
	Shares	Amount	Earnings	Loss	Equity
Balance, December 31, 2003	1,934,777	$16,050,433	$2,773,611	$(338,111)	$18,485,933
Net income	—	—	1,680,323	—	1,680,323
Issuance of common stock	1,049	8,425	—	—	8,425
Four-for-three stock split	644,700	(4,062)	—	—	(4,062)
Other comprehensive income	—	—	—	85,661	85,661

Balance, December 31, 2004	2,580,526	16,054,796	4,453,934	(252,450)	20,256,280
Net income	—	—	1,866,873	—	1,866,873
Options exercised, net of repurchases	6,135	11,217	—	—	11,217
Issuance of common stock	420	7,980	—	—	7,980
Other comprehensive loss	—	—	—	(602,515)	(602,515)

Balance, December 31, 2005	2,587,081	16,073,993	6,320,807	(854,965)	21,539,835
Net income	—	—	2,495,617	—	2,495,617
Stock-based compensation	—	42,273	—	—	42,273
Options exercised	5,333	45,010	—	—	45,010
Issuance of common stock	480	9,960	—	—	9,960
Other comprehensive income	—	—	—	315,918	315,918

Balance, December 31, 2006	2,592,894	$16,171,236	$8,816,424	$(539,047)	$24,448,613

See Notes to Consolidated Financial Statements.

SOUTHERN COMMUNITY BANCSHARES, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2006	2005	2004
OPERATING ACTIVITIES
Net income	$2,495,617	$1,866,873	$1,680,323
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	688,850	580,413	401,101
Provision for loan losses	2,877,000	1,415,660	1,031,121
Gain on sale of securities available-for-sale	(39,614)	(106,121)	(85,416)
Deferred income taxes	240,221	(310,663)	(144,428)
Increase (decrease) in taxes payable	(612,165)	332,351	(124,244)
Increase in interest receivable	(556,109)	(674,355)	(170,649)
Increase in interest payable	361,546	627,316	47,340
Increase in cash surrender value of life insurance	(195,171)	(32,547)	—
Income from life insurance policy	(495,088)	—	—
Stock based compensation expense	42,273	—	—
Gain on sale of other real estate owned	—	(5,825)	—
Net other operating activities	547,558	337,394	(55,875)

Net cash provided by operating activities	5,354,918	4,030,496	2,579,273

INVESTING ACTIVITIES
Decrease (increase) in interest-bearing deposits in banks	(116,504)	1,413,723	(1,954,357)
Purchase of securities available for sale	(9,121,740)	(12,862,135)	(4,028,402)
Proceeds from maturities of securities available for sale	5,694,479	4,539,422	5,130,824
Proceeds from sales of securities available for sale	1,998,225	4,681,938	8,304,924
Purchase of restricted equity securities	(778,200)	(420,400)	(721,300)
Decrease in cash surrender value of life insurance	378,932	—	—
Net decrease (increase) in federal funds sold	(11,140,000)	15,771,000	(17,762,000)
Net increase in loans	(42,292,348)	(67,923,706)	(62,168,908)
Purchase of bank owned life insurance	—	(5,000,000)	—
Net purchases of premises and equipment	(465,974)	(2,399,117)	(2,967,728)
Proceeds from sales of other real estate owned	—	281,292	—

Net cash used in investing activities	(55,843,130)	(61,917,983)	(76,166,947)

FINANCING ACTIVITIES
Net increase in deposits	30,150,516	45,874,971	55,989,167
Proceeds from issuance of capital stock	54,970	19,197	8,425
Payment for fractional shares	—	—	(4,062)
Proceeds from issuance of subordinated debentures-net	5,000,000	—	5,467,000
Net increase (decrease) in Federal Home Loan Bank advances	14,500,000	6,000,000	9,000,000
Net (decrease) increase in repurchase agreements	(249,412)	8,410,172	3,048,726

Net cash provided by financing activities	49,456,074	60,304,340	73,509,256

Net increase (decrease) in cash and due from banks	(1,032,138)	2,416,853	(78,418)

Cash and due from banks at beginning of period	6,061,522	3,644,669	3,723,087

Cash and due from banks at end of period	$5,029,384	$6,061,522	$3,644,669

See Notes to Consolidated Financial Statements.

SOUTHERN COMMUNITY BANCSHARES, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2006	2005	2004
SUPPLEMENTAL DISCLOSURE
Cash paid for interest	$12,401,326	$7,144,884	$4,617,654
Cash paid for taxes	$1,150,308	$847,300	$1,044,013

NONCASH TRANSACTIONS
Foreclosed assets acquired in settlement of loans	$196,134	$275,467	$225,997
See Notes to Consolidated Financial Statements.

SOUTHERN COMMUNITY BANCSHARES, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Nature of Business
Southern Community Bancshares, Inc. (the “Company”) is a bank holding company whose business is conducted by its wholly-owned commercial bank, Southern Community Bank (the “Bank”). Southern Community Bank is located in Fayetteville, Fayette County, Georgia with branches located in Fayetteville, Peachtree City, Newnan, Jonesboro and Locust Grove, Georgia. Additionally, the Bank operates a loan production office in McDonough, Georgia. The Bank provides a full range of banking services in its primary market area of Fayette County and the surrounding counties.
     Basis of Presentation and Accounting Estimates
The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and balances have been eliminated in consolidation.
In preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and contingent assets and liabilities. The determination of the adequacy of the allowance for loan losses is based on estimates that are susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans and the valuation of foreclosed real estate, management obtains independent appraisals for significant collateral.
     Cash, Due From Banks and Cash Flows
For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. Cash flows from loans, interest bearing deposits in banks, federal funds sold, federal funds purchased, FHLB advances, securities sold under repurchase agreements and deposits are reported net.
The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The total of those reserve balances was approximately $1,060,000 and $1,127,000 at December 31, 2006 and 2005, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
     Securities
Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as available for sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive loss, net of the related deferred tax effect. Equity securities, including restricted equity securities without a readily determinable fair value, are classified as available for sale and recorded at cost. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are determined using the specific identification method and included in earnings on the settlement date. Declines in the fair value of securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.
     Loans
Loans are reported at their outstanding principal balances less deferred loan fees and the allowance for loan losses. Interest income is accrued on the outstanding principal balance. Loan origination fees, net of direct loan origination costs, are deferred and recognized as an adjustment of the yield over the life of the loans using a method which approximates a level yield.
The accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrued interest is recoverable through the liquidation of collateral. Interest income on nonaccrual loans is recognized on the cash-basis or cost-recovery method, until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts are brought current and future payments are reasonably assured.
A loan is considered impaired when it is probable, based on current information and events, that the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
     Allowance for Loan Losses
The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries are credited to the allowance.
The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, concentrations and current economic conditions that may affect the borrower’s ability to pay. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.
     Premises and Equipment
Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation computed principally on the straight-line method over the following estimated useful lives.
Buildings and improvements            15-40 years
Furniture and equipment                      3-10 years
     Foreclosed Assets
Foreclosed assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at fair value. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs of improvements are capitalized, whereas costs relating to holding foreclosed assets and subsequent adjustments to the value are expensed. The carrying amount of foreclosed assets at December 31, 2006 and 2005 was $196,134 and $9,100, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
     Income Taxes
Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.
     Profit-Sharing Plan
Profit-sharing plan costs are based on a percentage of individual employee’s salary, not to exceed the amount that can be deducted for federal income tax purposes.
     Stock Compensation Plans
The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment (“SFAS No. 123(R)”), on January 1, 2006 using the “modified prospective” method. Under this method, awards that are granted, modified, or settled after December 31, 2005, are measured and accounted for in accordance with SFAS No. 123(R). Also under this method, expense is recognized for unvested awards that were granted prior to January 1, 2006, based upon the fair value determined at the grant date under SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). The Company recognized compensation expense for employee stock options of $42,273 for the year ended December 31, 2006. The Company did not recognize any tax benefit on compensation expense from employee stock options in 2006. As of December 31, 2006, there was $45,361 of unrecognized compensation cost related to nonvested employee stock options, which is expected to be recognized over a period of 2.2 years. The Company did not recognize any compensation expense for employee stock options for the year ended December 31, 2005 and 2004.
As a result of adopting SFAS 123R on January 1, 2006, the Company’s income before income taxes and net income for the year ended December 31, 2006, was $42,273 lower than if it had continued to account for share-based compensation under the provisions of APB Opinion No. 25. Basic and diluted earnings per share for the year ended December 31, 2006 would have been $0.97 and $0.94, respectively, if the Company had not adopted SFAS 123R, compared to reported basic and diluted earnings per share of $0.96 and $0.93, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Prior to the adoption of SFAS No. 123(R), the Company accounted for stock compensation under Accounting Principles Board Opinion No. 25 and related interpretations. Accordingly, the Company previously recognized no compensation cost for employee stock options. The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 as of December 31, 2005 and 2004:

		December 31, 2005	December 31, 2004
Net earnings	As reported	$1,866,873	1,680,323
	Effect of grants	(13,639)	(13,175)

	Proforma	$1,853,234	1,667,148

Basic earnings per share	As reported	$0.72	0.65
	Proforma	$0.72	0.65

Diluted earnings per share	As reported	$0.70	0.63
	Proforma	$0.69	0.62
Earnings Per Share
Basic earnings per share are computed by dividing net income by the weighted-average number of shares of capital stock outstanding. Diluted earnings per share are computed by dividing net income by the sum of the weighted-average number of shares of capital stock outstanding and dilutive potential capital shares. Potential capital shares consist of outstanding options to purchase capital stock, and are determined using the Treasury Stock method.
Comprehensive Income
Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.
Recent Accounting Standards
Accounting for Servicing of Financial Assets
In March 2006, the FASB issued SFAS 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement 140. SFAS 156 amends SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the initial recognition and subsequent accounting for separately recognized servicing assets and servicing liabilities. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, with early adoption allowed. The adoption of this standard is not

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
expected to have a material impact on the financial condition or the results of operations of the Company.
Accounting for Uncertainty in Income Taxes
In June 2006, the FASB issued FASB Interpretation 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FASB Statement 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with early adoption allowed. The adoption of this interpretation is not expected to have a material impact on the financial condition or the results of operations of the Company.
Fair Value Measurements
In September 2006, the FASB issued SFAS 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 applies to existing accounting pronouncements that require or permit fair value measurements in which FASB had previously concluded fair value is the most relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with early adoption encouraged. Management does not believe the adoption of this standard will have a material impact on the financial condition or the results of operations of the Company.
Considering the Effects of Misstatements
In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) 108, Financial Statements — Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 provides guidance on the consideration of prior year misstatements in determining whether the current year’s financial statements are materially misstated. In providing this guidance, SAB 108 allows two alternatives, the “iron curtain” or the “rollover” method, in quantifying a current year misstatement for purposes of determining materiality. The iron curtain method focuses on how the current year’s balance sheet would be affected in correcting misstatements without considering the year in which the misstatement originated. The rollover method focuses on the amount of the misstatements that originated in the current year’s income statement. SAB 108 indicates that companies should quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of this standard did not have a material impact on the financial condition or the results of operations of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2.     SECURITIES
The amortized cost and fair value of securities are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2006:
U.S. Government sponsored agencies	$23,948,923	$—	$(384,790)	$23,564,133
State and municipal securities	13,450,877	87,748	(94,025)	13,444,600
Corporate bonds	1,880,118	3,612	(12,630)	1,871,100
Mortgage-backed securities	16,958,490	18,575	(487,921)	16,489,144

	$56,238,408	$109,935	$(979,366)	$55,368,977

December 31, 2005:
U.S. Government sponsored agencies	$23,978,678	$625	$(524,528)	$23,454,775
State and municipal securities	12,764,629	24,346	(240,806)	12,548,169
Corporate bonds	1,725,565	15,160	(765)	1,739,960
Mortgage-backed securities	16,300,885	—	(653,007)	15,647,878

	$54,769,757	$40,131	$(1,419,106)	$53,390,782

Securities with a carrying value of $47,375,157 and $35,348,208 at December 31, 2006 and 2005, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.
The amortized cost and fair value of securities as of December 31, 2006 by contractual maturity are shown below. Actual maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without penalty. Therefore, these securities are not included in the maturity categories in the following summary.

	Amortized	Fair
	Cost	Value
Due from one to five years	$5,815,940	$5,686,492
Due from five to ten years	7,336,007	7,231,616
Due after ten years	26,127,971	25,961,725
Mortgage-backed securities	16,958,490	16,489,144

	$56,238,408	$55,368,977

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2.     SECURITIES (Continued)
Gains and losses on sales of securities consist of the following:

	Years Ended December 31,
	2006	2005	2004
Gross gains	$39,614	$116,433	$88,303
Gross losses	—	(10,312)	(2,887)

Net realized gains	$39,614	$106,121	$85,416

The following table shows the gross unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2006 and 2005.

	Less Than 12 Months		12 Months or More
Description of Securities:	Fair	Unrealized	Fair	Unrealized
December 31, 2006	Value	Losses	Value	Losses
U.S. Government sponsored agencies	$2,955,387	$(8,007)	$20,608,746	$(376,783)

State and municipal securities	3,768,478	(11,405)	3,688,303	(82,620)

Mortgage-backed securities	897,897	(7,964)	12,768,165	(479,957)

Corporate bonds	987,370	(12,630)	—	—

Total temporarily impaired securities	$8,609,132	$(40,006)	$37,065,214	$(939,360)

December 31, 2005

U.S. Government sponsored agencies	$1,465,335	$(30,786)	$19,988,815	$(493,742)

State and municipal securities	6,813,710	(135,527)	2,545,792	(105,279)

Mortgage-backed securities	3,167,804	(64,897)	12,480,074	(588,110)

Corporate bonds	250,800	(765)	—	—

Total temporarily impaired securities	$11,697,649	$(231,975)	$35,014,681	$(1,187,131)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation.
The market value of securities is based on quoted market values and is significantly affected by the interest rate environment. At December 31, 2006, all unrealized losses in the securities portfolio were from debt securities. At December 31, 2006, the total number of securities in a continuous loss position for less than 12 months and 12 months or more was 15 and 40 respectively, in a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2.     SECURITIES (Continued)
portfolio of 85 securities. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies whether downgrades by bond rating agencies have occurred, and industry analyst’s reports. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.
NOTE 3.     LOANS
The composition of loans is summarized as follows:

	December 31,
	2006	2005
Commercial	$19,569,280	$23,928,120
Real estate — construction	168,719,930	134,997,221
Real estate — mortgage	101,169,298	90,640,347
Consumer installment and other	4,194,848	4,823,684

	293,653,356	254,389,372
Deferred loan fees	(429,664)	(435,167)
Allowance for loan losses	(3,051,229)	(3,000,956)

Loans, net	$290,172,463	$250,953,249

Changes in the allowance for loan losses are as follows:

	Years Ended December 31,
	2006	2005	2004
Balance, beginning of year	$3,000,956	$2,016,557	$1,419,479
Provision for loan losses	2,877,000	1,415,660	1,031,121
Loans charged off	(2,946,914)	(456,593)	(434,428)
Recoveries of loans previously charged off	120,187	25,332	385

Balance, end of year	$3,051,229	$3,000,956	$2,016,557

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3.     LOANS (Continued)
The following is a summary of information pertaining to impaired loans:

	As of and for the Years Ended December 31,
	2006	2005	2004
Impaired loans without a valuation allowance	$—	$—	$—
Impaired loans with a valuation allowance	1,034,310	6,348,580	4,811,853

Total impaired loans	$1,034,310	$6,348,580	$4,811,853

Valuation allowance related to impaired loans	$223,034	$1,123,148	$533,496

Average investment in impaired loans	$4,485,068	$4,687,575	$1,760,363

Interest income recognized on impaired loans	$102,546	$192,925	$38

Nonaccrual loans	$406,341	$2,538,834	$4,811,853

Loans past due ninety days or more and still accruing interest	$1,266,803	$464	$26,300

In the ordinary course of business, the Company has granted loans to certain related parties, including directors, executive officers, and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the year ended December 31, 2006 are as follows:

Balance, beginning of year	$6,618,544
Advances	7,825,003
Repayments	(3,380,869)

Balance, end of year	$11,062,678

NOTE 4.     PREMISES AND EQUIPMENT
Premises and equipment are summarized as follows:

	December 31,
	2006	2005
Land and improvements	$2,120,748	$2,120,748
Buildings	5,923,758	5,831,926
Furniture and equipment	3,796,406	3,422,264

	11,840,912	11,374,938
Accumulated depreciation	(2,468,035)	(1,779,185)

	$9,372,877	$9,595,753

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4.     PREMISES AND EQUIPMENT (Continued)
Leases
The Company leases various banking facilities under noncancelable operating lease agreements. The lease agreements have varying terms through April 30, 2010.
Rental expense amounted to $324,967 and $130,000 for the years ended December 31, 2006 and 2005, respectively.
Future minimum lease commitments on noncancelable operating leases, excluding any renewal options, are summarized as follows:

2007	$358,424
2008	322,212
2009	238,212
2010	223,412

$1,142,260

NOTE 5.     BANK OWNED LIFE INSURANCE
The Company has purchased and is the beneficiary of life insurance policies. The carrying values of these policies included in other assets at December 31, 2006 and 2005 were $4,848,786 and $5,032,547, respectively.
NOTE 6.     DEPOSITS
The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2006 and 2005 was $105,512,741 and $92,795,232, respectively. The scheduled maturities of time deposits at December 31, 2006 are as follows:

2007	$169,500,318
2008	22,793,268
2009	4,636,464
2010	2,413,845
2011	1,192,589

$200,536,484

The Company had brokered time deposits at December 31, 2006 and 2005 of $39,607,000 and $36,110,000, respectively.
At December 31, 2006 and 2005, overdraft demand deposits and savings accounts reclassified to loans totaled $76,891 and $59,742, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 7.     SECURITIES SOLD UNDER REPURCHASE AGREEMENTS
Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Securities sold under repurchase agreements at December 31, 2006 and 2005 were $12,913,674 and $13,163,086, respectively.
NOTE 8.     FEDERAL HOME LOAN BANK ADVANCES
Federal Home Loan Bank advances consist of the following:

	December 31,
	2006	2005
Advance with interest due quarterly at 3.01% and principal due on September 5, 2008.	$—	$15,000,000
Advance with interest due quarterly at 3.44% and principal due on March 10, 2015.	10,000,000	10,000,000
Advance with interest due quarterly at 4.44% and principal due on May 5, 2008.	5,000,000	5,000,000
Advance with interest due quarterly at 4.44% and principal due on May 5, 2008.	5,000,000	—
Advance with variable interest (5.34% at December 31, 2006) maturing on March 27, 2008.	7,500,000
Advance with interest due quarterly at 4.10% and principal due on November 8, 2016.	7,000,000
Advance with interest due quarterly at 5.06% and principal due on December 21, 2007.	10,000,000

	$44,500,000	$30,000,000

The advances from the Federal Home Loan Bank are secured by certain qualifying loans of approximately $66,438,385, Federal Home Loan Bank stock of $2,669,900, securities of $25,932,056 and cash pledges of $535,000.
NOTE 9.     SUBORDINATED DEBENTURES
In 2004, the Company formed a wholly-owned grantor trust to issue floating rate cumulative trust preferred securities in a private placement offering. The grantor trust has invested the proceeds of the trust securities in subordinated debentures of the Company. The trust preferred securities can be redeemed, in whole or in part, from time to time, prior to maturity at the option of the Company on or after June 30, 2009. The sole assets of the guarantor trust are the floating rate Subordinated Debentures of the Company (the Debentures). The Company has the right to defer interest payments on the Debentures up to ten consecutive semi-annual periods (five years), so long as the Company is not in default under the subordinated debentures. No deferral period may extend beyond the maturity date.
The preferred securities are subject to redemption, in whole or in part, upon repayment of the subordinated debentures at maturity on June 30, 2034 or their earlier redemption. The Company has the right to redeem the debentures, in whole or in part, from time to time, on or after June 30, 2009, at a redemption price equal to 100% of the principal amount to be

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 9.     SUBORDINATED DEBENTURES (Continued)
redeemed plus any accrued and unpaid interest.
In 2006, the Company formed a second wholly-owned grantor trust to issue floating rate cumulative trust preferred securities in a private placement offering. The grantor trust has invested the proceeds of the trust securities in subordinated debentures of the Company. The trust preferred securities can be redeemed, in whole or in part, from time to time, prior to maturity at the option of the Company on or after September 15, 2011. The sole assets of the guarantor trust are the floating rate Subordinated Debentures of the Company (the Debentures). The Company has the right to defer interest payments on the Debentures up to ten consecutive semi-annual periods (five years), so long as the Company is not in default on the subordinated debentures. No deferral period may extend beyond the maturity date.
The preferred securities are subject to redemption, in whole or in part, upon repayment of the subordinated debentures at maturity on September 15, 2036 or their earlier redemption. The Company has the right to redeem the debentures, in whole or in part, from time to time, on or after September 15, 2011, at a redemption price equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest.
The Company has guaranteed the payment of all distributions the Trusts are obligated to make, but only to the extent the Trusts have sufficient funds to satisfy those payments. The Company and the Trusts believe that, taken together, the obligations of the Company under the Guarantee Agreements, the Trust Agreements, the Subordinated Debentures, and the indentures provide, in the aggregate, a full, irrevocable and unconditional guarantee of all of the obligations of the trusts under the Preferred Securities on a subordinated basis.
The Company is required by the Federal Reserve Board to maintain certain levels of capital for bank regulatory purposes. The Federal Reserve Board has determined that certain cumulative preferred securities having the characteristics of trust preferred securities qualify as minority interest, which is included in Tier 1 capital for bank and financial holding companies. In calculating the amount of Tier 1 qualifying capital, the trust preferred securities can only be included up to the amount constituting 25% of total Tier 1 capital elements (including trust preferred securities). Such Tier 1 capital treatment provides the Company with a more cost-effective means of obtaining capital for bank regulatory purposes than if the Company were to issue preferred stock.
The trust preferred securities and the related Debentures were issued on April 28, 2004 and June 20, 2006. The financial instruments of the 2004 Trust bear an identical annual rate of interest of 8.375% at December 31, 2006. Distributions on the trust preferred securities are paid quarterly on March 31, June 30, September 30 and December 31 of each year, beginning June 30, 2004. Interest on the Debentures is paid on the corresponding dates.
The financial instruments of the 2006 Trust bear an identical annual rate of interest of 6.89% at December 31, 2006. Distributions on the trust preferred securities are paid quarterly on March 15, June 15, September 15 and December 15 of each year, beginning September 15, 2006. Interest on the Debentures is paid on the corresponding dates. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 9.     SUBORDINATED DEBENTURES (Continued)
aggregate principal amount of trust preferred certificates outstanding at December 31, 2006 and 2005 was $10,600,000 and $5,600,000, respectively. The aggregate principal amount of Debentures outstanding at December 31, 2006 and 2005 was $10,929,000 and $5,774,000, respectively.
NOTE 10.    EMPLOYEE BENEFIT PLAN
The Company has a 401(k) Profit Sharing Plan available to all eligible employees, subject to certain minimum age and service requirements. The contributions expensed were $156,182, $129,867 and $99,702 for the years ended December 31, 2006, 2005 and 2004, respectively.
NOTE 11.    STOCK COMPENSATION PLAN
The Company has a stock option plan reserving 88,889 shares of capital stock for the granting of options to key employees. At December 31, 2006, there were 28,167 shares available for grant under the plan. The Company also has a stock option plan reserving 160,000 shares of capital stock for the granting of options to directors. Option prices reflect the fair market value of the Company’s capital stock on the dates the options are granted. The options may be exercised over a period of ten years in accordance with vesting schedules determined by the Board of Directors.
A summary of the activity for the plan is presented below:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 11. STOCK COMPENSATION PLAN (Continued)

		Stock option activity for the years ended
	December 31, 2006, 2005, and 2004
			Weighted Average
		Weighted Average	Remaining	Aggregate
		Option Price Per	Contractual Term	Intrinsic
	Shares	Share	(in years)	Value
Outstanding, December 31, 2003	219,555	$6.94
Granted during the period	—	—
Forfeited during the period	(5,333)	6.89
Exercised during the period	(684)	7.29

Outstanding, December 31, 2004	213,538	6.94

Granted during the period	2,000	21.38
Forfeited during the period	—	—
Exercised during the period	(6,135)	6.89

Outstanding, December 31, 2005	209,403	7.08

Granted during the period	4,500	19.00
Forfeited during the period	—	—
Exercised during the period	(5,333)	8.44

Outstanding, December 31, 2006	208,570	$7.30	5.11	$2,784,785

Number of shares exercisable	202,737	$6.95	4.99	$2,778,327

At December 31, 2006, 202,069 shares are exercisable at prices ranging from $6.89 to $7.03 and 666 shares at prices ranging from $20.00 to $22.75.
The Company granted options to purchase 4,500 and 2,000 shares during the years ended December 31, 2006 and 2005, respectively. The total intrinsic value (amount by which the fair market value of the underlying stock exceeds the exercise price of an option on exercise date) of options exercised during the years ended December 31, 2006, 2005 and 2004 was $56,583, $60,000 and $8,775, respectively. The company had 6,397, 5,728 and 15,803 options that vested during the years ended December 31, 2006, 2005 and 2004.
Cash received from option exercises for the years ended December 31, 2006, 2005 and 2004 was $45,010, $11,000 and $4,713, respectively. The tax benefit for the tax deductions from option exercises was $4,500, for the year ended December 31, 2005. The weighted average fair value of options at grant date in 2006 and 2005 was $9.45 and $10.19. The fair value of each option is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 2006 and 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 11. STOCK COMPENSATION PLAN (Continued)

	2006	2005
Dividend yield	0.00%	0.00%
Expected volatility	28.00%	27.00%
Risk free interest rate	4.77%	4.37%
Expected term	10 years	10 years
NOTE 12. INCOME TAXES
The components of income tax expense are as follows:

	Years Ended December 31,
	2006	2005	2004
Current	$538,144	$1,125,967	$905,864
Deferred	240,221	(310,663)	(144,428)

	$778,365	$815,304	$761,436

The Company’s income tax differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	Years Ended December 31,
	2006	2005	2004
Income tax at statutory federal rate	$1,113,154	$913,965	$830,199
Tax-exempt interest	(179,727)	(154,844)	(128,550)
Disallowed interest	31,355	16,968	12,857
Life insurance income	(245,754)	—	—
State tax	34,857	38,514	32,298
Other items	24,480	701	14,632

Income tax expense	$778,365	$815,304	$761,436

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 12. INCOME TAXES (Continued)

	Years Ended December 31,
	2006	2005	2004
Deferred tax assets:
Loan loss reserves	$724,932	$999,539	$683,852
Preopening and organization expenses	2,783	12,325	25,032
Deferred loan fees	162,137	112,301	136,868
Nonaccrual loans	8,453	30,676	43,528
Securities available for sale	330,384	524,011	154,728

	$1,228,689	$1,678,852	$1,044,008

Deferred tax liabilities:
Depreciation	355,843	339,875	352,696
Cash basis adjustment for income tax reporting purposes	—	32,282	64,563

	$355,843	$372,157	$417,259

Net deferred tax assets	$872,846	$1,306,695	$626,749

NOTE 13. EARNINGS PER SHARE
Presented below is a summary of the components used to calculate basic and diluted earnings per share:

	Years Ended December 31,
	2006	2005	2004
Net income	2,495,617	$1,866,873	$ 1,680,323

Weighted average number of common shares outstanding	2,588,952	2,585,687	2,579,523

Effect of dilutive options	87,241	91,991	88,806

Weighted average number of common shares outstanding used to calculate dilutive earnings per share	2,676,193	2,677,678	2,668,329

NOTE 14. COMMITMENTS AND CONTINGENCIES
Loan Commitments
The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments may include commitments to extend credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets. The majority of all commitments to extend credit and standby letters of credit are variable rate instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 14. COMMITMENTS AND CONTINGENCIES (Continued)
The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and commercial letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. A summary of the Company’s commitments is as follows:

	December 31,
	2006	2005
Commercial letters of credit	$1,196,305	$1,683,174
Commitments to extend credit	64,853,280	50,917,218

	$66,049,585	$52,600,392

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.
Commercial letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Company deems necessary.
Contingencies
In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company’s financial statements.
NOTE 15. CONCENTRATIONS OF CREDIT
The Company originates primarily commercial, real estate, and consumer loans to customers in Fayette County and surrounding counties. The ability of the majority of the Company’s customers to honor their contractual loan obligations is dependent on the economy in these areas. Ninety-two percent of the Company’s loan portfolio is concentrated in loans secured by real estate, of which a substantial portion is secured by real estate in the Company’s market area. The other significant concentrations of credit by type of loan are set forth in Note 3.
The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 25% of the statutory capital, as defined, or approximately $5,776,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 16. REGULATORY MATTERS
The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2006 approximately $1,532,000 of retained earnings were available for dividend declaration.
The Company and Bank are also subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.
Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined. Management believes, as of December 31, 2006, the Company and Bank met all capital adequacy requirements to which they are subject.
As of December 31, 2006, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank’s category. Prompt corrective action provisions are not applicable to bank holding companies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 16. REGULATORY MATTERS (Continued)

					To Be Well
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
	(Dollars in Thousands)
December 31, 2006:
Total Capital to Risk Weighted Assets Consolidated	$38,968	11.62%	$26,832	8%	$	N/A	N/A
Southern Community Bank	$35,171	10.51%	$26,782	8%		$33,478	10%
Tier I Capital to Risk Weighted Assets Consolidated	$33,288	9.92%	$13,391	4%	$	N/A	N/A
Southern Community Bank	$32,120	9.59%	$13,391	4%		$20,087	6%
Tier I Capital to Average Assets Consolidated	$33,288	8.67%	$15,365	4%	$	N/A	N/A
Southern Community Bank	$32,120	8.36%	$15,365	4%		$19,207	5%

December 31, 2005:
Total Capital to Risk Weighted Assets Consolidated	$31,169	10.75%	$23,185	8%	$	N/A	N/A
Southern Community Bank	$29,557	10.04%	$23,554	8%		$29,431	10%
Tier I Capital to Risk Weighted Assets Consolidated	$28,168	9.72%	$11,593	4%	$	N/A	N/A
Southern Community Bank	$26,556	9.02%	$11,772	4%		$17,658	6%
Tier I Capital to Average Assets Consolidated	$28,168	8.55%	$13,173	4%	$	N/A	N/A
Southern Community Bank	$26,556	8.06%	$13,173	4%		$16,467	5%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 17. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair value is based on discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, Disclosures about Fair Value of Financial Instruments, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.
The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:
Cash, Due From Banks, Interest-bearing Deposits in Banks and Federal Funds Sold: The carrying amount of cash, due from banks, interest-bearing deposits in banks and federal funds sold approximates fair value.
Securities: Fair value of securities is based on available quoted market prices. The carrying amount of equity securities and restricted equity securities with no readily determinable fair value approximates fair value.
Loans: The carrying amount of variable-rate loans that reprice frequently and have no significant change in credit risk approximates fair value. The fair value of fixed-rate loans is estimated based on discounted contractual cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of impaired loans is estimated based on discounted contractual cash flows or underlying collateral values, where applicable.
Deposits: The carrying amount of demand deposits, savings deposits, and variable-rate certificates of deposit approximates fair value. The fair value of fixed-rate certificates of deposit is estimated based on discounted contractual cash flows using interest rates currently being offered for certificates of similar maturities.
Federal Funds Purchased, Repurchase Agreements and Federal Home Loan Bank Advances: The carrying amount of variable rate borrowings, federal funds purchased, and securities sold under repurchase agreements approximates fair value. The fair value of fixed rate Federal Home Loan Bank advances is estimated based on discounted contractual cash flows using the current incremental borrowing rates for similar type borrowing arrangements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 17. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)
Subordinated Debentures: The fair value of the Company’s variable rate subordinated debentures approximates the carrying value.
Accrued Interest: The carrying amount of accrued interest approximates fair value.
Off-Balance Sheet Instruments: The carrying amount of commitments to extend credit and standby letters of credit approximates fair value. The carrying amount of the off-balance sheet financial instruments is based on fees charged to enter into such agreements.
The carrying amount and estimated fair value of the Company’s financial instruments were as follows:

	December 31, 2006		December 31, 2005
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial assets:
Cash, due from banks, and federal funds sold	$19,517,396	$19,517,396	$9,293,030	$9,293,030
Securities	58,038,877	58,038,877	55,282,482	55,282,482
Loans	290,172,463	288,681,615	250,953,249	248,776,768
Accrued interest receivable	2,329,931	2,329,931	1,773,821	1,773,821

Financial liabilities:
Deposits	291,789,722	291,691,853	261,639,206	259,895,955
Securities sold under repurchase agreements	12,913,674	12,913,674	13,163,086	13,163,086
Federal Home Loan Bank advances	44,500,000	43,068,286	30,000,000	30,009,894
Subordinated debentures	10,929,000	10,929,000	5,774,000	5,774,000
Accrued interest payable	1,480,125	1,480,125	1,118,579	1,118,579
NOTE 18. SUPPLEMENTAL FINANCIAL DATA
Components of other operating expenses in excess of 1% of total revenue are as follows:

	Years Ended December 31,
	2006	2005	2004
Professional fees	$242,731	$302,290	$195,695
Data processing expense	414,287	305,331	249,176

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 19. PARENT COMPANY FINANCIAL INFORMATION
The following information presents the condensed balance sheets as of December 31, 2006 and 2005 and the statements of income and cash flows of Southern Community Bancshares, Inc. for each year in the three year period ended December 31, 2006:
CONDENSED BALANCE SHEETS

	As of December 31,
	2006	2005
Assets
Cash	$3,107,996	$1,139,583
Investment in subsidiary	31,580,895	25,701,253
Securities available for sale	329,000	174,000
Other assets	400,174	324,533

Total assets	$35,418,065	$27,339,369

Subordinated debentures	$10,929,000	$5,774,000
Other liabilities	40,452	25,534

Total liabilities	10,969,452	5,799,534

Shareholders’ equity	24,448,613	21,539,835

Total liabilities and shareholders’ equity	$35,418,065	$27,339,369

CONDENSED STATEMENTS OF INCOME

	Year Ended December 31,
	2006	2005	2004
Income
Interest income	$19,209	$10,549	$5,171

Total income	19,209	10,549	5,171
Expense

Interest expense	637,832	350,049	171,596
Expenses, other	271,767	213,242	197,815

Total expenses	909,599	563,291	369,411

Loss before income tax benefits and equity in undistributed income of subsidiary	(890,390)	(552,742)	(364,240)
Income tax benefits	(322,283)	(210,042)	(138,411)

Loss before equity in undistributed income of subsidiary	(568,107)	(342,700)	(225,829)
Equity in undistributed income of subsidiary	3,063,724	2,209,573	1,906,152

Net income	$2,495,617	$1,866,873	$1,680,323

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 19. PARENT COMPANY FINANCIAL INFORMATION (Continued)

	Year Ended December 31,
	2006	2005	2004
OPERATING ACTIVITIES
Net income	$2,495,617	$1,866,873	$1,680,323
Adjustments to reconcile net income to net cash used in operating activities:
Undistributed income of subsidiary	(3,063,724)	(2,209,573)	(1,906,152)
Other operating activities	(18,450)	(52,854)	(35,198)

Net cash used in operating activities	(586,557)	(395,554)	(261,027)

INVESTING ACTIVITIES
Capital infusion in subsidiary	(2,500,000)	(5,000,000)	(4,500,000)

Net cash used in investing activities	(2,500,000)	(5,000,000)	(4,500,000)

FINANCING ACTIVITIES
Proceeds from issuance of subordinated debentures	5,000,000	—	5,467,000
Proceeds from issuance of capital stock	54,970	19,197	8,425
Payment for fractional shares	—	—	(4,062)

Net cash provided by financing activities	5,054,970	19,197	5,471,363

Net increase (decrease) in cash	1,968,413	(5,376,357)	710,336
Cash at beginning of year	1,139,583	6,515,940	5,805,604

Cash at end of year	$3,107,996	$1,139,583	$6,515,940