Form 10-K, Exhibit 13
period 2007-12-31
SOUTHERN COMMUNITY BANCSHARES INC /GA
filed 2008-04-29
CIK 1171017

EXHIBIT 13
SOUTHERN COMMUNITY
BANCSHARES, INC.
AND SUBSIDIARY
CONSOLIDATED FINANCIAL REPORT
DECEMBER 31, 2007

SOUTHERN COMMUNITY BANCSHARES, INC.
AND SUBSIDIARY
CONSOLIDATED FINANCIAL REPORT
DECEMBER 31, 2007
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated balance sheets	2
Consolidated statements of income (loss)	3
Consolidated statements of comprehensive income (loss)	4
Consolidated statements of shareholders’ equity	5
Consolidated statements of cash flows	6-7
Notes to consolidated financial statements	8-32

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
Southern Community Bancshares, Inc. and Subsidiary
Fayetteville, Georgia
          We have audited the accompanying consolidated balance sheets of Southern Community Bancshares, Inc. and subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southern Community Bancshares, Inc. and subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ Mauldin & Jenkins, LLC
Atlanta, Georgia
April 16, 2008

SOUTHERN COMMUNITY BANCSHARES, INC.
AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2007	2006
Assets

Cash and due from banks	$4,090,218	$5,029,384
Interest bearing deposits in banks	3,503,959	741,012
Federal funds sold	26,039,000	13,747,000
Securities available for sale, at fair value	58,196,916	55,368,977
Restricted equity securities, at cost	3,282,000	2,669,900

Loans	290,796,352	293,223,692
Less allowance for loan losses	7,961,406	3,051,229

Loans, net	282,834,946	290,172,463

Premises and equipment	9,048,748	9,372,877
Foreclosed assets	10,470,787	196,134
Other assets	10,922,882	9,036,508

Total assets	$408,389,456	$386,334,255

Liabilities and Shareholders’ Equity

Deposits
Noninterest-bearing	$32,220,093	$36,833,998
Interest-bearing	268,497,389	254,955,724

Total deposits	300,717,482	291,789,722

Federal Home Loan Bank advances	57,500,000	44,500,000
Securities sold under repurchase agreements	14,573,847	12,913,674
Subordinated debentures	10,929,000	10,929,000
Other liabilities	1,680,798	1,753,246

Total liabilities	385,401,127	361,885,642

Commitments and contingencies (Note 14)

Shareholders’ equity
Capital stock, no par value; 10,000,000 shares authorized; 2,593,874 and 2,592,894 shares issued and outstanding, respectively	16,204,025	16,171,236
Retained earnings	6,921,331	8,816,424
Accumulated other comprehensive loss	(137,027)	(539,047)

Total shareholders’ equity	22,988,329	24,448,613

Total liabilities and shareholders’ equity	$408,389,456	$386,334,255

See Notes to Consolidated Financial Statements.

SOUTHERN COMMUNITY BANCSHARES, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Years Ended December 31,
	2007	2006	2005
Interest income
Loans, including fees	$25,364,884	$24,098,725	$16,647,627
Taxable securities	2,160,226	2,206,331	1,726,004
Nontaxable securities	543,580	529,776	456,336
Federal funds sold	343,329	429,142	313,198
Interest bearing deposits in banks	110,920	59,115	33,478

Total interest income	28,522,939	27,323,089	19,176,643

Interest expense
Deposits	11,597,948	10,345,029	6,305,563
Other borrowings	3,914,659	2,417,843	1,466,637

Total interest expense	15,512,607	12,762,872	7,772,200

Net interest income	13,010,332	14,560,217	11,404,443
Provision for loan losses	6,417,895	2,877,000	1,415,660

Net interest income after provision for loan losses	6,592,437	11,683,217	9,988,783

Other income
Service charges on deposit accounts	962,584	831,947	615,705
Gain on sale of securities available for sale	—	39,614	106,121
Income from life insurance policy	—	495,088	—
Other operating income	198,795	282,808	74,235

Total other income	1,161,379	1,649,457	796,061

Other expenses
Salaries and employee benefits	6,012,610	5,607,920	4,479,416
Equipment and occupancy expenses	1,802,696	1,669,284	1,247,250
Other operating expenses	3,409,258	2,781,488	2,376,001

Total other expenses	11,224,564	10,058,692	8,102,667

Net income before income taxes (benefit)	(3,470,748)	3,273,982	2,682,177
Income tax expense	(1,575,655)	778,365	815,304

Net income	$(1,895,093)	$2,495,617	$1,866,873

Basic earnings (losses) per share	$(0.73)	$0.96	$0.72

Diluted earnings (losses) per share	$(0.73)	$0.93	$0.70

Dividends declared per share	$—	$—	$—

See Notes to Consolidated Financial Statements.

SOUTHERN COMMUNITY BANCSHARES, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,
	2007	2006	2005
Net income (loss)	$(1,895,093)	$2,495,617	$1,866,873

Other comprehensive income (loss):

Unrealized holding gains (losses) on securities available for sale arising during period, net of tax (benefits) of $246,399, $208,679 and $(328,957), respectively	402,020	340,479	(536,720)

Reclassification adjustment for gains realized in net income, net of taxes of $0, $15,053 and 40,326, respectively	—	(24,561)	(65,795)

Other comprehensive income (loss)	402,020	315,918	(602,515)

Comprehensive income (loss)	$(1,493,073)	$2,811,535	$1,264,358

See Notes to Consolidated Financial Statements.

SOUTHERN COMMUNITY BANCSHARES, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

				Accumulated
				Other	Total
	Capital Stock		Retained	Comprehensive	Shareholders’
	Shares	Amount	Earnings	Loss	Equity
Balance, December 31, 2004	2,580,526	$16,054,796	$4,453,934	$(252,450)	$20,256,280
Net income	—	—	1,866,873	—	$1,866,873
Options exercised, net of repurchases	6,135	11,217	—	—	$11,217
Issuance of common stock	420	7,980	—	—	$7,980
Other comprehensive loss	—	—	—	(602,515)	$(602,515)

Balance, December 31, 2005	2,587,081	16,073,993	6,320,807	(854,965)	21,539,835
Net income	—	—	2,495,617	—	2,495,617
Stock-based compensation	—	42,273	—	—	42,273
Options exercised	5,333	45,010	—	—	45,010
Issuance of common stock	480	9,960	—	—	9,960
Other comprehensive income	—	—	—	315,918	315,918

Balance, December 31, 2006	2,592,894	16,171,236	8,816,424	(539,047)	24,448,613
Net loss	—	—	(1,895,093)	—	(1,895,093)
Stock-based compensation	—	26,468	—	—	26,468
Issuance of common stock	980	6,321	—	—	6,321
Other comprehensive income	—	—	—	402,020	402,020

Balance, December 31, 2007	2,593,874	$16,204,025	$6,921,331	$(137,027)	$22,988,329

See Notes to Consolidated Financial Statements.

SOUTHERN COMMUNITY BANCSHARES, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2007	2006	2005
OPERATING ACTIVITIES
Net income (loss)	$(1,895,093)	$2,495,617	$1,866,873
Adjustments to reconcile net income (loss) to net cash provided by operating activities Depreciation	730,511	688,850	580,413
Provision for loan losses	6,417,895	2,877,000	1,415,660
Gain on sale of securities available for sale	—	(39,614)	(106,121)
Deferred income taxes	(2,051,848)	240,221	(310,663)
Increase (decrease) in taxes payable	(223,381)	(612,165)	332,351
Increase in interest receivable	278,630	(556,109)	(674,355)
Increase in interest payable	120,446	361,546	627,316
Increase in cash surrender value of life insurance	(184,848)	(195,171)	(32,547)
Income from life insurance policy	—	(495,088)	—
Stock-based compensation	26,468	42,273	—
(Gain) loss on sale of other real estate owned	37,026	—	(5,825)
Net other operating activities	(141,234)	547,558	337,394

Net cash provided by operating activities	3,114,572	5,354,918	4,030,496

INVESTING ACTIVITIES
Decrease (increase) in interest-bearing deposits in banks	(2,762,947)	(116,504)	1,413,723
Purchase of securities available for sale	(8,041,321)	(9,121,740)	(12,862,135)
Proceeds from maturities of securities available for sale	5,861,801	5,694,479	4,539,422
Proceeds from sales of securities available for sale	—	1,998,225	4,681,938
Purchase of restricted equity securities	(612,100)	(778,200)	(420,400)
Decrease in cash surrender value of life insurance	—	378,932	—
Net decrease (increase) in federal funds sold	(12,292,000)	(11,140,000)	15,771,000
Net increase in loans	(11,829,816)	(42,292,348)	(67,923,706)
Purchase of bank owned life insurance	—	—	(5,000,000)
Net purchases of premises and equipment	(409,368)	(465,974)	(2,399,117)
Proceeds from sales of other real estate owned	2,437,759	—	281,292

Net cash used in investing activities	(27,647,992)	(55,843,130)	(61,917,983)

FINANCING ACTIVITIES
Net increase in deposits	8,927,760	30,150,516	45,874,971
Proceeds from issuance of capital stock	6,321	54,970	19,197
Proceeds from issuance of subordinated debentures-net	—	5,000,000	—
Net increase (decrease) in Federal Home Loan Bank advances	13,000,000	14,500,000	6,000,000
Net (decrease) increase in repurchase agreements	1,660,173	(249,412)	8,410,172

Net cash provided by financing activities	23,594,254	49,456,074	60,304,340

Net increase (decrease) in cash and due from banks	(939,166)	(1,032,138)	2,416,853

Cash and due from banks at beginning of period	5,029,384	6,061,522	3,644,669

Cash and due from banks at end of period	$4,090,218	$5,029,384	$6,061,522

See Notes to Consolidated Financial Statements.

SOUTHERN COMMUNITY BANCSHARES, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2007	2006	2005
SUPPLEMENTAL DISCLOSURE
Cash paid for interest	$15,392,161	$12,401,326	$7,144,884
Cash paid for taxes	$699,574	$1,150,308	$847,300

NONCASH TRANSACTIONS
Foreclosed assets acquired in settlement of loans	$13,309,438	$196,134	$275,467
Financed sales of foreclosed assets	$560,000	$—	$—
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
Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, deferred taxes and contingent assets and liabilities. The determination of the adequacy of the allowance for loan losses is based on estimates that are susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans and the valuation of foreclosed real estate, management obtains independent appraisals for significant collateral.
     Cash, Due From Banks and Cash Flows
For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. Cash flows from loans, interest bearing deposits in banks, federal funds sold, FHLB advances, securities sold under repurchase agreements and deposits are reported net.
The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The total of those reserve balances was approximately $1,092,000 and $1,060,000 at December 31, 2007 and 2006, respectively.

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
     Loans
Loans are reported at their outstanding principal balances less deferred loan fees and the allowance for loan losses. Interest income is accrued on the outstanding principal balance. Loan origination fees, net of direct loan origination costs, are deferred and recognized as an adjustment of the yield over the life of the loans.
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
     Foreclosed Assets
Foreclosed assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at fair value. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs of improvements are capitalized, whereas costs relating to holding foreclosed assets and subsequent adjustments to the value are expensed. The carrying amount of foreclosed assets at December 31, 2007 and 2006 was $10,470,787 and $196,134, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
With the increasing number of foreclosures, especially during the latter half of 2007, the bank formed a “Special Assets Group”. This group reports directly to a newly formed Board Committee, the Special Assets Committee. This committee consists of four (4) outside directors experienced in the real estate industry and three (3) senior level managers. Special Asset Group is in charge with the management, strategies, and disposal of “Other Real Estate Owned” (foreclosed properties) and other specific problem assets. Progress and strategies on these assets are reported periodically to the Board by the Chairman of the Special Assets Committee.
During 2007, foreclosed properties increased from $162,150 at December 31, 2006 to $10.4 million at December 31, 2007. The properties encompassed twenty-one relationships. The majority (13 relationships) of the foreclosed properties consisted of residential lot loans, residential construction loans, and residential development loans. Six (6) single family residences and two (2) commercial properties were also taken into foreclosure. The bank sold one (1) commercial property totaling $1.325 million and three (3) single family residential properties totaling approximately $1.2 million during 2007. Projections for the first half of 2008 indicate that foreclosures on residential construction and development loans will likely rise. Approximately $10 million in foreclosures is expected for the first quarter, and an additional $2 million for the second quarter. While we cannot foresee higher foreclosures in our loan portfolio past mid-year 2008, continued economic pressures on residential builders and developers may continue if the current environment persists.
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
     Stock Compensation Plans
The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment (“SFAS No. 123(R)”), on January 1, 2006 using the “modified prospective” method. Under this method, awards that are granted, modified, or settled after December 31, 2005, are measured and accounted for in accordance with SFAS No. 123(R). Also under this method, expense is recognized for unvested awards that were granted prior to January 1, 2006, based upon the fair value determined at the grant date under SFAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
     Stock Compensation Plans (Continued)
No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). The Company recognized compensation expense for employee stock options of $26,488 and $42,273 for the years ended December 31, 2007 and 2006. The Company did not recognize any tax benefit on compensation expense from employee stock options in 2007 and 2006. As of December 31, 2007, there was $35,154 of total unrecognized compensation cost related to nonvested employee stock options, which is expected to be recognized over a two year period. The Company granted 2,750 and 4,500 options during the years ended December 31, 2007 and 2006.
As a result of adopting SFAS 123R on January 1, 2006, the Company’s income before income taxes and net income for the year ended December 31, 2007 and 2006, was $26,488 and $42,273 lower than if it had continued to account for share-based compensation under the provisions of APB Opinion No. 25. Basic and diluted earnings per share for the year ended December 31, 2007 and 2006 would have been $(0.72) and $(0.72), and $0.97 and $0.94, respectively, if the Company had not adopted SFAS 123R, compared to reported basic and diluted earnings per share of $(0.73) and $(0.73), and $0.96 and $0.93, respectively.
Prior to the adoption of SFAS No. 123(R), the Company accounted for stock compensation under Accounting Principles Board Opinion No. 25 and related interpretations. Accordingly, the Company previously recognized no compensation cost for employee stock options. The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 as of December 31, 2005:

		December 31, 2005

Net earnings	As reported	$1,866,873
	Effect of grants	(13,639)

	Proforma	$1,853,234

Basic earnings per share	As reported	$0.72
	Proforma	$0.72

Diluted earnings per share	As reported	$0.70
	Proforma	$0.69
     Earnings Per Share
Basic earnings per share are computed by dividing net income by the weighted-average number of shares of capital stock outstanding. Diluted earnings per share are computed by dividing net income by the sum of the weighted-average number of shares of capitalstock outstanding and dilutive potential capital shares. Potential capital shares consist of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
     Comprehensive Income (Loss)
outstanding options to purchase capital stock, and are determined using the Treasury Stock method.
Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income (loss). Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income (loss), are components of comprehensive income (loss).
     Recent Accounting Standards
In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. The Statement provides guidance for using fair value to measure assets and liabilities. It defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurement. Under the Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. It clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the Statement establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the Statement, fair value measurements would be separately disclosed by level within the fair value hierarchy. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is not expected to have a material impact on the Company’s financial condition or results of operations.
In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115. The Statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument (with a few exceptions), is irrevocable (unless a new election date occurs) and is applied only to entire instruments and not to portions of instruments. Most of the provisions in Statement 159 are elective; however, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. Statement No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007 and is not expected to have a material impact on the Company’s financial condition or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
     Recent Accounting Standards (Continued)
In December 2007, the FASB issued Statement No. 141 (Revised 2007), Business Combinations. The Statement will significantly change the accounting for business combinations, as an acquiring entity will be required to recognize all the assets and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. The Statement changes the accounting treatment for several specific items, such as acquisition costs, noncontrolling interests (formerly referred to as minority interests), contingent liabilities, restructuring costs and changes in deferred tax asset valuation allowances. The Statement also includes a substantial number of new disclosure requirements. Statement No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The Company is currently evaluating the impact the adoption of this statement will have on the accounting for future acquisitions and business combinations.
In December 2007, the FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51. The Statement establishes new accounting and reporting standards for the noncontrolling interest (formerly referred to as minority interests) in a subsidiary and for the deconsolidation of a subsidiary. Statement No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. The Company currently does not have any noncontrolling interests and is evaluating the impact the adoption of this statement will have on the accounting for future business combinations.
NOTE 2. SECURITIES
The amortized cost and fair value of securities are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2007:
U.S. Government sponsored agencies	$24,954,899	$90,183	$(32,862)	$25,012,220
State and municipal securities	13,810,849	56,991	(150,624)	13,717,216

Corporate bonds	1,879,670	13,820	—	1,893,490

Mortgage-backed securities	17,772,510	68,052	(266,572)	17,573,990

	$58,417,928	$229,046	$(450,058)	$58,196,916

December 31, 2006:
U.S. Government sponsored agencies	$23,948,923	$—	$(384,790)	$23,564,133
State and municipal securities	13,450,877	87,748	(94,025)	13,444,600
Corporate bonds	1,880,118	3,612	(12,630)	1,871,100
Mortgage-backed securities	16,958,490	18,575	(487,921)	16,489,144

	$56,238,408	$109,935	$(979,366)	$55,368,977

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2. SECURITIES (Continued)
Securities with a carrying value of $46,856,145 and $47,375,157 at December 31, 2007 and 2006, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.
The amortized cost and fair value of securities as of December 31, 2007 by contractual maturity are shown below. Actual maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without penalty. Therefore, these securities are not included in the maturity categories in the following summary.

	Amortized	Fair
	Cost	Value

Due in less than one year	$2,497,490	$2,479,700
Due from one to five years	4,323,845	4,312,082

Due from five to ten years	5,567,538	5,559,050
Due after ten years	28,256,545	28,272,094
Mortgage-backed securities	17,772,510	17,573,990

	$58,417,928	$58,196,916

Gains and losses on sales of securities consist of the following:

	Years Ended December 31,
	2007	2006	2005
Gross gains	$—	$39,614	$116,433
Gross losses	—	—	(10,312)

Net realized gains	$—	$39,614	$106,121

The following table shows the gross unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2007 and 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2. SECURITIES (Continued)

	Less Than 12 Months		12 Months or More
Description of Securities:	Fair	Unrealized	Fair	Unrealized
December 31, 2007	Value	Losses	Value	Losses
U.S. Government sponsored agencies	$—	$—	$4,461,375	$(32,862)

State and municipal securities	2,554,473	(47,794)	4,922,202	(102,830)

Mortgage-backed securities	—	—	10,812,210	(266,572)

Corporate bonds	—	—	—	-

Total temporarily impaired securities	$2,554,473	$(47,794)	$20,195,787	$(402,264)

December 31, 2006

U.S. Government sponsored agencies	$2,955,387	$(8,007)	$20,608,746	$(376,783)

State and municipal securities	3,768,478	(11,405)	3,688,303	(82,620)

Mortgage-backed securities	897,897	(7,964)	12,768,165	(479,957)

Corporate bonds	987,370	(12,630)	—	—

Total temporarily impaired securities	$8,609,132	$(40,006)	$37,065,214	$(939,360)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation.
The market value of securities is based on quoted market values and is significantly affected by the interest rate environment. At December 31, 2007, all unrealized losses in the securities portfolio were from debt securities. At December 31, 2007, the total number of securities in a continuous loss position for less than 12 months and 12 months or more was 8 and 40 respectively, in a portfolio of 89 securities. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies whether downgrades by bond rating agencies have occurred, and industry analyst’s reports. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3. LOANS
     The composition of loans is summarized as follows:

	December 31,
	2007	2006

Commercial	$22,576,161	$19,569,280
Real estate — construction	162,477,693	168,719,930
Real estate — mortgage	101,779,185	101,169,298
Consumer installment and other	4,163,703	4,194,848

	290,996,742	293,653,356
Deferred loan fees	(200,390)	(429,664)
Allowance for loan losses	(7,961,406)	(3,051,229)

Loans, net	$282,834,946	$290,172,463

     Changes in the allowance for loan losses are as follows:

	Years Ended December 31,
	2007	2006	2005

Balance, beginning of year	$3,051,229	$3,000,956	$2,016,557
Provision for loan losses	6,417,895	2,877,000	1,415,660
Loans charged off	(1,597,796)	(2,946,914)	(456,593)
Recoveries of loans previously charged off	90,078	120,187	25,332

Balance, end of year	$7,961,406	$3,051,229	$3,000,956

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3. LOANS (Continued)
     The following is a summary of information pertaining to impaired loans:

	As of and for the Years Ended
	December 31,
	2007	2006	2005

Impaired loans without a valuation allowance	$25,632,936	$—	$—
Impaired loans with a valuation allowance	14,635,048	1,034,310	6,348,580

Total impaired loans	$40,267,984	$1,034,310	$6,348,580

Valuation allowance related to impaired loans	$4,662,340	$223,034	$1,123,148

Average investment in impaired loans	$10,839,795	$4,485,068	$4,687,575

Interest income recognized on impaired loans	$1,627,758	$102,546	$192,925

Nonaccrual loans	$19,615,251	$406,341	$2,538,834

Loans past due ninety days or more and still accruing interest	$4,898,584	$1,266,803	$464

In the ordinary course of business, the Company has granted loans to certain related parties, including directors, executive officers, and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the year ended December 31, 2007 are as follows:

Balance, beginning of year	$11,062,678
Advances	6,516,759
Repayments	(5,969,204)

Balance, end of year	$11,610,233

NOTE 4. PREMISES AND EQUIPMENT
     Premises and equipment are summarized as follows:

	December 31,
	2007	2006
Land and improvements	$2,418,527	$2,120,748
Buildings	5,704,754	5,923,758
Furniture and equipment	4,100,737	3,796,406

	12,224,018	11,840,912
Accumulated depreciation	(3,175,270)	(2,468,035)

	$9,048,748	$9,372,877

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4. PREMISES AND EQUIPMENT (Continued)
Leases
The Company leases various banking facilities under noncancelable operating lease agreements. The lease agreements have varying terms through 2015.
Rental expense amounted to $365,949 and $324,967 for the years ended December 31, 2007 and 2006, respectively.
Future minimum lease commitments on noncancelable operating leases, excluding any renewal options, are summarized as follows:

2008	$337,759
2009	256,012
2010	216,012
2011	216,012
2012	216,012
Thereafter	648,036

$1,889,843

NOTE 5. BANK OWNED LIFE INSURANCE
The Company has purchased and is the beneficiary of life insurance policies. The carrying values of these policies included in other assets at December 31, 2007 and 2006 were $5,033,580 and $4,848,786, respectively.
NOTE 6. DEPOSITS
The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2007 and 2006 was $110,596,353 and $105,512,741, respectively. The scheduled maturities of time deposits at December 31, 2007 are as follows:

2008	$205,589,988
2009	7,977,203
2010	2,365,542
2011	1,118,257
2012	71,861

$217,122,851

The Company had brokered time deposits at December 31, 2007 and 2006 of $35,094,000 and $39,607,000, respectively.
At December 31, 2007 and 2006, overdraft demand deposits and savings accounts reclassified to loans totaled $48,307 and $76,891, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 7. SECURITIES SOLD UNDER REPURCHASE AGREEMENTS
Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Securities sold under repurchase agreements at December 31, 2007 and 2006 were $14,573,847 and $12,913,674, respectively.
NOTE 8. FEDERAL HOME LOAN BANK ADVANCES
Federal Home Loan Bank advances consist of the following:

	2007	2006

Advance with interest due quarterly at 3.44% and principal due on March 10, 2015.	$—	$10,000,000
Advance with interest due quarterly at 5.06% and principal due on December 21, 2007.	—	10,000,000
Advance with interest due quarterly at 4.44% and principal due on May 5, 2008.	5,000,000	5,000,000
Advance with interest due quarterly at 4.44% and principal due on May 5, 2008.	5,000,000	5,000,000
Advance with variable interest (4.86% at December 31, 2007) maturing on March 27, 2008.	7,500,000	7,500,000
Advance with interest due quarterly at 4.10% and principal due on November 8, 2016.	7,000,000	7,000,000
Advance with interest due quarterly at 4.49% and principal due on May 18, 2012.	8,000,000	—
Advance with interest due quarterly at 4.69% and principal due on June 21, 2012.	10,000,000	—
Advance with interest due quarterly at 4.40% and principal due on March 12, 2012.	15,000,000	—

	$57,500,000	$44,500,000

The advances from the Federal Home Loan Bank are secured by certain qualifying loans of approximately $60,009,042, Federal Home Loan Bank stock of $3,282,000, securities of $20,335,046 and cash pledges of $2,535,000.
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
The trust preferred securities and the related Debentures were issued on April 28, 2004 and June 20, 2006. The financial instruments of the 2004 Trust bear an identical annual rate of interest of 7.875% at December 31, 2007. Distributions on the trust preferred securities are paid quarterly on March 31, June 30, September 30 and December 31 of each year, beginning June 30, 2004. Interest on the Debentures is paid on the corresponding dates.
The financial instruments of the 2006 Trust bear an identical annual rate of interest of 7.19% at December 31, 2007. Distributions on the trust preferred securities are paid

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 9. SUBORDINATED DEBENTURES (Continued)
quarterly on March 15, June 15, September 15 and December 15 of each year, beginning September 15, 2006. Interest on the Debentures is paid on the corresponding dates. The aggregate principal amount of trust preferred certificates outstanding at December 31, 2007 and 2006 was $10,600,000. The aggregate principal amount of Debentures outstanding at December 31, 2007 and 2006 was $10,929,000.
NOTE 10. EMPLOYEE BENEFIT PLAN
The Company has a 401(k) Profit Sharing Plan available to all eligible employees, subject to certain minimum age and service requirements. The contributions expensed were $176,244, $156,182 and $129,867 for the years ended December 31, 2007, 2006 and 2005, respectively.
NOTE 11. STOCK COMPENSATION PLAN
The Company has a stock option plan reserving 88,889 shares of capital stock for the granting of options to key employees. At December 31, 2007, there were 25,417 shares available for grant under the plan. The Company also has a stock option plan reserving 160,000 shares of capital stock for the granting of options to directors. Option prices reflect the fair market value of the Company’s capital stock on the dates the options are granted. The options may be exercised over a period of ten years in accordance with vesting schedules determined by the Board of Directors.
A summary of the activity for the plan is presented below:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 11. STOCK COMPENSATION PLAN (Continued)

	Stock option activity for the years ended
	December 31, 2007, 2006, and 2005
			Weighted Average
		Weighted Average	Remaining	Aggregate
		Option Price Per	Contractual Term	Intrinsic
	Shares	Share	(in years)	Value

Outstanding, December 31, 2004	213,538	$6.94
Granted during the period	2,000	21.38
Forfeited during the period	—	—
Exercised during the period	(6,135)	6.89

Outstanding, December 31, 2005	209,403	7.08

Granted during the period	4,500	19.00
Forfeited during the period	—	—
Exercised during the period	(5,333)	8.44

Outstanding, December 31, 2006	208,570	7.30

Granted during the period	2,750	22.00
Forfeited during the period	—	—
Exercised during the period	—	—

Outstanding, December 31, 2007	211,320	$7.49	3.92	$—

Number of shares exercisable	206,319	$7.08	3.78	$—

At December 31, 2007, 202,069 shares are exercisable at prices ranging from $6.89 to $7.03 and 4,250 shares at prices ranging from $18.50 to $22.75.
The Company granted options to purchase 2,750 and 4,500 shares during the years ended December 31, 2007 and 2006, respectively. The total intrinsic value (amount by which the fair market value of the underlying stock exceeds the exercise price of an option on exercise date) of options exercised during the years ended December 31, 2007, 2006 and 2005 was $0, $56,583 and $60,000, respectively. The company had 3,083, 6,397 and 5,728 options that vested during the years ended December 31, 2007, 2006 and 2005.
Cash received from option exercises for the years ended December 31, 2007, 2006 and 2005 was $0, $45,010 and $11,000, respectively. The tax benefit for the tax deductions from option exercises was $4,500, for the year ended December 31, 2005. The weighted average grant date fair value of options granted in 2007 and 2006 was $5.92 and $9.45. The fair value of each option is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 2007 and 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 11. STOCK COMPENSATION PLAN (Continued)

	2007	2006
Dividend yield	0.00%	0.00%
Expected volatility	15.00%	28.00%
Risk free interest rate	4.67%	4.77%
Expected term	6 years	10 years
NOTE 12. INCOME TAXES (BENEFITS)
The components of income tax expense (benefit) are as follows:

	Years Ended December 31,
	2007	2006	2005

Current	$476,193	$538,144	$1,125,967
Deferred	(2,051,848)	240,221	(310,663)

	$(1,575,655)	$778,365	$815,304

The Company’s income tax differs from the amounts computed by applying the federal income tax statutory rates to income (loss) before income taxes (benefits). A reconciliation of the differences is as follows:

	Years Ended December 31,
	2007	2006	2005

Income tax (benefit) at statutory federal rate	$(1,180,055)	$1,113,154	$913,965
Tax-exempt interest	(184,355)	(179,727)	(154,844)
Disallowed interest	34,999	31,355	16,968
Life insurance income	(62,848)	(245,754)	—
State tax	(199,435)	34,857	38,514
Other items	16,039	24,480	701

Income tax expense (benefit)	$(1,575,655)	$778,365	$815,304

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 12. INCOME TAXES (BENEFITS) (Continued)

	Years Ended December 31,
	2007	2006	2005
Deferred tax assets:
Loan loss reserves	$2,541,722	$724,932	$999,539
Preopening and organization expenses	—	2,783	12,325
Deferred loan fees	75,619	162,137	112,301
Nonaccrual loans	327,145	8,453	30,676
Other real estate owned	5,603	—	—
Securities available for sale	83,985	330,384	524,011

	$3,034,074	$1,228,689	$1,678,852

Deferred tax liabilities:
Depreciation	355,779	355,843	339,875
Cash basis adjustment for income tax reporting purposes	—	—	32,282

	$355,779	$355,843	$372,157

Net deferred tax assets	$2,678,295	$872,846	$1,306,695

NOTE 13. EARNINGS (LOSSES) PER SHARE
Presented below is a summary of the components used to calculate basic and diluted earnings (losses) per share:

	Years Ended December 31,
	2007	2006	2005

Net income (loss)	$(1,895,093)	$2,495,617	$1,866,873

Weighted average number of common shares outstanding	2,592,897	2,588,952	2,585,687
Effect of dilutive options	—	87,241	91,991

Weighted average number of common shares outstanding used to calculate dilutive earnings (losses) per share	2,592,897	2,676,193	2,677,678

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

	December 31,
	2007	2006

Commercial letters of credit	$1,104,165	$1,196,305
Commitments to extend credit	42,184,532	64,853,280

	$43,288,697	$66,049,585

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
NOTE 15. CONCENTRATIONS OF CREDIT
The Company originates primarily commercial, real estate, and consumer loans to customers in Fayette County and surrounding counties. The ability of the majority of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 15. CONCENTRATIONS OF CREDIT (Continued)
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
NOTE 16. REGULATORY MATTERS
The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2007 there were no retained earnings available for dividend declaration.
The Company and Bank are also subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. They are also authorized to take various supervisory actions when a bank’s overall condition, including its capitalization deteriorates. The Federal Deposit Insurance Corporation Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Generally, as a bank’s capital deteriorates, the degree of regulatory scrutiny it faces will increase, as will the severity of possible enforcement action. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.
Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined. Management believes, as of December 31, 2007, the Company and Bank met all capital adequacy requirements to which they are subject.
As of December 31, 2007, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as adequately capitalized and not well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. As of March 31, 2008, the Company injected capital of $500,000 into the Bank to exceed the Total risk-based ratio requirements. The requirements for both the Tier I and leverage ratios were exceeded at December 31, 2007. Prompt corrective action provisions are not applicable to bank holding companies.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 16. REGULATORY MATTERS (Continued)

					To Be Well
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
			(Dollars in Thousands)
December 31, 2007:
Total Capital to Risk Weighted Assets
Consolidated	$36,344	10.78%	$26,971	8%	$	N/A	N/A
Southern Community Bank	$33,535	9.96%	$26,932	8%		$33,666	10%
Tier I Capital to Risk Weighted Assets
Consolidated	$31,533	9.35%	$13,490	4%	$	N/A	N/A
Southern Community Bank	$29,281	8.70%	$13,463	4%		$20,194	6%
Tier I Capital to Average Assets
Consolidated	$31,533	7.85%	$16,068	4%	$	N/A	N/A
Southern Community Bank	$29,281	7.29%	$16,066	4%		$20,083	5%

December 31, 2006:
Total Capital to Risk Weighted Assets
Consolidated	$38,968	11.62%	$26,832	8%	$	N/A	N/A
Southern Community Bank	$35,171	10.51%	$26,782	8%		$33,478	10%
Tier I Capital to Risk Weighted Assets
Consolidated	$33,288	9.92%	$13,391	4%	$	N/A	N/A
Southern Community Bank	$32,120	9.59%	$13,391	4%		$20,087	6%
Tier I Capital to Average Assets
Consolidated	$33,288	8.67%	$15,365	4%	$	N/A	N/A
Southern Community Bank	$32,120	8.36%	$15,365	4%		$19,207	5%

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
Repurchase Agreements and Federal Home Loan Bank Advances: The carrying amount of variable rate borrowings and securities sold under repurchase agreements approximates fair value. The fair value of fixed rate Federal Home Loan Bank advances is estimated based on discounted contractual cash flows using the current incremental borrowing rates for similar type borrowing arrangements.

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
The carrying amount and estimated fair value of the Company’s financial instruments were as follows:

	December 31, 2007		December 31, 2006
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial assets:
Cash, due from banks, interest-bearing deposits in banks, and federal funds sold	$33,633,177	$33,633,177	$19,517,396	$19,517,396
Securities	61,478,916	61,478,916	58,038,877	58,038,877
Loans, net	282,834,946	284,956,779	290,172,463	288,681,615
Accrued interest receivable	2,051,301	2,051,301	2,329,931	2,329,931

Financial liabilities:
Deposits	300,717,482	307,713,852	291,789,722	291,691,853
Securities sold under repurchase agreements	14,573,847	14,573,847	12,913,674	12,913,674
Federal Home Loan Bank advances	57,500,000	61,707,270	44,500,000	43,068,286
Subordinated debentures	10,929,000	10,929,000	10,929,000	10,929,000
Accrued interest payable	1,600,571	1,600,571	1,480,125	1,480,125
NOTE 18. SUPPLEMENTAL FINANCIAL DATA
     Components of other operating expenses in excess of 1% of total revenue are as follows:

	Years Ended December 31,
	2007	2006	2005
Professional fees	$547,722	$242,731	$302,290
Data processing expense	476,874	414,287	305,331

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 19. PARENT COMPANY FINANCIAL INFORMATION
The following information presents the condensed balance sheets as of December 31, 2007 and 2006 and the statements of income (loss) and cash flows of Southern Community Bancshares, Inc. for each year in the three year period ended December 31, 2007:
CONDENSED BALANCE SHEETS

	As of December 31,
	2007	2006
Assets
Cash	$2,392,394	$3,107,996
Investment in subsidiary	30,786,216	31,580,895
Securities available for sale	329,000	329,000
Other assets	454,170	400,174

Total assets	$33,961,780	$35,418,065

Subordinated debentures	$10,929,000	$10,929,000
Other liabilities	44,451	40,452

Total liabilities	10,973,451	10,969,452

Shareholders’ equity	22,988,329	24,448,613

Total liabilities and shareholders’ equity	$33,961,780	$35,418,065

CONDENSED STATEMENTS OF INCOME

	Year Ended December 31,
	2007	2006	2005
Income
Interest income	$25,324	$19,209	$10,549

Total income	25,324	19,209	10,549

Expenses
Interest expense	841,154	637,832	350,049
Expenses, other	298,484	271,767	213,242

Total expenses	1,139,638	909,599	563,291

Loss before income tax benefits and equity in undistributed income (loss) of subsidiary	(1,114,314)	(890,390)	(552,742)
Income tax benefits	(415,920)	(322,283)	(210,042)

Loss before equity in undistributed income of subsidiary	(698,394)	(568,107)	(342,700)
Equity in undistributed income (loss) of subsidiary	(1,196,699)	3,063,724	2,209,573

Net income (loss)	$(1,895,093)	$2,495,617	$1,866,873

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 19. PARENT COMPANY FINANCIAL INFORMATION (Continued)
CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2007	2006	2005
OPERATING ACTIVITIES
Net income (loss)	$(1,895,093)	$2,495,617	$1,866,873
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Undistributed (income) of subsidiary	1,196,699	(3,063,724)	(2,209,573)
Other operating activities	(23,528)	(18,450)	(52,854)

Net cash used in operating activities	(721,922)	(586,557)	(395,554)

INVESTING ACTIVITIES
Capital infusion in subsidiary	—	(2,500,000)	(5,000,000)

Net cash used in investing activities	—	(2,500,000)	(5,000,000)

FINANCING ACTIVITIES
Proceeds from issuance of subordinated debentures	—	5,000,000	—
Proceeds from issuance of capital stock	6,321	54,970	19,197

Net cash provided by financing activities	6,321	5,054,970	19,197

Net increase (decrease) in cash	(715,601)	1,968,413	(5,376,357)
Cash at beginning of year	3,107,996	1,139,583	6,515,940

Cash at end of year	$2,392,395	$3,107,996	$1,139,583